UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549	OMB APPROVAL OMB Number: 3235-0145 Expires: December 31, 2005 Estimated average burden hours per response 11

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 9)

Sparton Corporation

(Name of Issuer)

Common Stock

(Title of Class of Securities)

847235108

(CUSIP Number)

Andrew E. Shapiro Lawndale Capital Management, LLC 591 Redwood Highway, Suite 2345 Mill Valley, CA 94941 415-389-8258	Christopher J. Rupright, Esq. Shartsis, Friese & Ginsburg LLP One Maritime Plaza, 18th Floor San Francisco, CA 94111 415-421-6500

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

October 20, 2004

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of sections 240.13d-1(e), 240.13d-1(f) or 140.13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See section 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

Lawndale Capital Management, LLC

2. Check the Appropriate Box if a Member of a Group (See Instructions)
(a) XXX
(b) ______

3. SEC Use Only

4. Source of Funds (See Instructions) AF

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ____

6. Citizenship or Place of Organization California
Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power -0-
8. Shared Voting Power 646,677
9. Sole Dispositive Power -0-
10. Shared Dispositive Power 646,677

11. Aggregate Amount Beneficially Owned by Each Reporting Person 646,677

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
Instructions) ______

13. Percent of Class Represented by Amount in Row (11) 7.7%

14. Type of Reporting Person (See Instructions)

OO

IA

1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

Andrew E. Shapiro

2. Check the Appropriate Box if a Member of a Group (See Instructions)
(a) XXX
(b) ______

3. SEC Use Only

4. Source of Funds (See Instructions) AF

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ____

6. Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 1,102
8. Shared Voting Power 646,677
9. Sole Dispositive Power 1,102
10. Shared Dispositive Power 646,677

11. Aggregate Amount Beneficially Owned by Each Reporting Person 647,779

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
Instructions) ______

13. Percent of Class Represented by Amount in Row (11) 7.8%

14. Type of Reporting Person (See Instructions)

IN

1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

Diamond A. Partners, L.P.

2. Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ______
(b) XXX

3. SEC Use Only

4. Source of Funds (See Instructions) WC

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ____

6. Citizenship or Place of Organization California
Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power -0-
8. Shared Voting Power 568,608
9. Sole Dispositive Power -0-
10. Shared Dispositive Power 568,608

11. Aggregate Amount Beneficially Owned by Each Reporting Person 568,608

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
Instructions) ______

13. Percent of Class Represented by Amount in Row (11) 6.8%

14. Type of Reporting Person (See Instructions)

PN

Item 1. Security and Issuer

This statement relates to shares of Common Stock (the "Stock") of Sparton Corporation (the "Issuer"). The principal executive office of the Issuer is located at 2400 E. Ganson St., Jackson, MI 49202.

Item 2. Identity and Background

The persons filing this statement and the persons enumerated in Instruction C of Schedule 13D and, where applicable, their respective places of organization, general partners, directors, executive officers and controlling persons, and the information regarding them, are as follows:

(a) Lawndale Capital Management, LLC, a California limited liability company ("LCM"),
Diamond A. Partners, L.P., a California limited partnership ("DAP"),
and
Andrew E. Shapiro ("Shapiro")
(collectively, the "Filers").

LCM and Shapiro disclaim beneficial ownership of the Stock except to the extent of their respective pecuniary interests therein. DAP is filing jointly with the other filers, but not as a member of a group, and expressly disclaims membership in a group. In addition, the filing of this Schedule 13D on behalf of DAP should not be construed as an admission that it is, and it disclaims that it is, the beneficial owner of any of the Stock covered by this Statement.

(b) The business address of the Filers is
591 Redwood Highway, Suite 2345, Mill Valley, CA 94941.

(c) Present principal occupation or employment or the Filers and the name, principal business and address of any corporation or other organization in which such employment is conducted:
LCM is an investment adviser to and the general partner of DAP, which is an investment limited partnership. Shapiro is the sole manager of LCM.

(d) During the last five years, none of the Filers has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, none of the Filers was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Shapiro is a citizen of the United States of America.

Item 3. Source and Amount of Funds or Other Consideration

The source and amount of funds used in purchasing the Stock were as follows:

Purchaser	Source of Funds	Amount
LCM(1)	Funds under Management	$4,080,867.29
Shapiro	PF	$7,872.50
DAP	WC	$3,597,194.61

(1) Includes funds of DAP

Item 4. Purpose of Transaction

As disclosed in prior filings, Lawndale has concerns over the composition, independence and functioning of Sparton's Board of Directors and certain of its Board committees.

On September 24, 2004, Sparton convened a Special Meeting (the "Special Meeting") requesting shareowners approve two proposals: 1) to remove shareowners' cumulative voting rights and 2) to create an advance notice requirement for shareowners who desire to nominate director candidates. Sparton did not announce the voting results on those two proposals but instead promptly announced an "adjournment," continuing the Special Meeting to October 15, 2004.

On October 15, 2004, Sparton announced the purported results of the adjourned September 24, 2004, Special Meeting reconvened on October 15, 2004. On October 20, 2004, Lawndale sent a letter to Sparton's Board of Directors (a copy of which is attached as Exhibit B to this Amendment No 9) which noted that:

1) Based on what Lawndale believes to be an extraordinarily high amount of Sparton shares represented at the September 24th Special Meeting and Sparton's subsequent attempts to influence shareholders to change votes that were cast against Sparton's proposals on September 24th, Sparton's stated reason for the adjournment was false and misleading;

2) Lawndale believes Sparton's adjournment that held the polls open for an additional three weeks, was for an improper purpose and thus was illegal under Ohio law, Sparton's state of incorporation, and is a fact pattern more egregious (e.g. 93% of the shares present, proposal concerned disenfranchising shareholders voting rights) than the leading case on this issue, State of Wisconsin Investment Board v. Peerless Systems Corp., et al.;

3) Lawndale believes that on the September 24th meeting date, Sparton failed to obtain the necessary votes to pass Sparton's proposal to remove shareholder's cumulative voting rights and that, on the reconvened October 15th meeting date, this proposal barely passed, possibly by as few as 40,000 shares, and that, absent the improper adjournment, this proposal would have failed;

4) Lawndale believes that the inspector of elections (Sparton's transfer agent) was not independent and there are unanswered voting discrepancies that the Sparton Board has a duty to investigate.

To date, Lawndale's requests to have the detailed vote breakdown announced to the public and to inspect the voting results have been refused by Sparton. Lawndale is considering its options, legal and otherwise, with respect to the foregoing events.

Lawndale incorporates by reference the discussions in its prior Schedules 13D to the extent not inconsistent with the discussion herein.

Item 5. Interest in Securities of the Issuer

The beneficial ownership of the Stock by each Filer at the date hereof is reflected on that Filer's cover page.

The Filers have not effected any transactions in the Stock since filing Amendment No. 7 to Schedule 13D.

Item 6. Contracts, Arrangement, Understandings or Relationships with Respect to Securities of the Issuer

LCM is the general partner of DAP and other clients pursuant to limited partnership agreements providing to LCM the authority, among other things, to invest the funds of such clients in Stock, to vote and dispose of Stock and to file this statement on behalf of such clients. Pursuant to such limited partnership agreements, the general partner of such clients is entitled to allocations based on assets under management and realized and unrealized gains.

Item 7. Material to Be Filed as Exhibits

Exhibit A - Agreement Regarding Joint Filing of Statement on Schedule 13D or 13G.

Exhibit B - Letter from Lawndale to Sparton Board of Directors dated October 20, 2004

SIGNATURES

After reasonable inquiry and to the best of my knowledge, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 20, 2004

LAWNDALE CAPITAL MANAGEMENT, LLC By: Andrew E. Shapiro, Manager	Andrew E. Shapiro
DIAMOND A. PARTNERS, L.P. By: Lawndale Capital Management, LLC, General Partner By: Andrew E. Shapiro, Manager

EXHIBIT A

AGREEMENT REGARDING JOINT FILING

OF STATEMENT ON SCHEDULE 13D OR 13G

The undersigned agree to file jointly with the Securities and Exchange Commission (the "SEC") any and all statements on Schedule 13D or Schedule 13G (and any amendments or supplements thereto) required under section 13(d) of the Securities Exchange Act of 1934, as amended, in connection with purchases by the undersigned of the common stock of Sparton Corporation. For that purpose, the undersigned hereby constitute and appoint Lawndale Capital Management, LLC, a California limited liability company, as their true and lawful agent and attorney-in-fact, with full power and authority for and on behalf of the undersigned to prepare or cause to be prepared, sign, file with the SEC and furnish to any other person all certificates, instruments, agreements and documents necessary to comply with section 13(d) and section 16(a) of the Securities Exchange Act of 1934, as amended, in connection with said purchases, and to do and perform every act necessary and proper to be done incident to the exercise of the foregoing power, as fully as the undersigned might or could do if personally present.

Dated: March 6, 2003

LAWNDALE CAPITAL MANAGEMENT, LLC Andrew E. Shapiro, Manager	ANDREW E. SHAPIRO Andrew E. Shapiro

DIAMOND A. PARTNERS, L.P. By: Lawndale Capital Management, LLC, General Partner Andrew E. Shapiro, Manager

Exhibit B

Andrew E. Shapiro

President

October 20, 2004

Sparton Board of Directors

Mr. William I. Noecker, Lead Independent Director

Mr. David P. Molfenter, Chairman Nominating and Corporate Governance Committee

Mr. James N. DeBoer

Mr. James D. Fast

Richard J. Johns, M.D.

Mr. W. Peter Slusser

Mr. Bradley O. Smith, Chairman of the Board

Mr. David W. Hockenbrocht

Mr. Richard L. Langley

c/o Office of the Corporate Secretary

Sparton Corporation

2400 East Ganson Street

Jackson, MI 49202

Re: Sparton's Improper Meeting Adjournment Leads to an Improper Voting Result

Gentlemen:

We have seen your announcement from last week concerning the purported results of the adjourned September 24, 2004 Special Meeting reconvened on October 15, 2004 (the "Special Meeting"). It is our view that the adjournment of the Special Meeting was improper and, without this adjournment, Sparton shareholders would retain their cumulative voting rights. Further, even with soliciting additional votes during the improper three-week adjournment, according to the results summarized in your press release, Proposal 1 passed by the slimmest of margins, and we believe any vote discrepancies require focused scrutiny. To date, Sparton still refuses our requests to confirm or disclose to the public the final voting detail. These points raise several serious issues regarding the legitimacy of the removal of shareholder's cumulative voting rights ("Proposal 1") and whether the Sparton board has properly carried out its duty of loyalty to all shareholders. One would have hoped, with such voting controversy in the 2000 presidential election, more respect would be given to the voting process. Unfortunately, Sparton's actions appear similarly controversial.

  The stated reason for the adjournment was misrepresented- When the Special Meeting took place on September 24th, the voting results should have been counted and finalized that day. However, Sparton adjourned the Special Meeting, purportedly "to permit the balance of unvoted shareowners to express their votes for the two measures in question." Just what was the "balance of unvoted shareowners"? There was a quorum present. But were only 50%, 60%, 70% or 80% of shares present? No! A shareholder personally attending the September 24th Special Meeting reported to us that Sparton announced 7,757,377 or almost 93% of all Sparton's shares outstanding were present and represented. To adjourn a meeting when almost 93% of the shareholders were present is unprecedented, and it was clearly done for the purpose of changing the results of the election.

  Sparton failed to pass Proposal 1 on September 24th- Despite the extraordinary turn-out on September 24th representing almost 93% of outstanding shares, and despite the fact that the Smith family (Brad Smith and Judith Sare), management and affiliates control approximately 40% of Sparton's outstanding stock, Sparton apparently failed to achieve the necessary votes to pass the proposal to eliminate cumulative voting. This is clear from the decision to adjourn, as had the vote turned out the way you wanted you certainly would not have adjourned the meeting. Instead of accepting the shareholder mandate, we believe Sparton improperly adjourned the meeting for three weeks to solicit new votes and attempt to persuade shareholders opposing the elimination of cumulative voting to change their votes.

  We believe the adjournment was illegal- Cumulative voting's removal disenfranchises minority shareholders from any board representation whatsoever. With 40% of Sparton's stock, the Smith family, management and affiliates will continue to elect ALL board members of Sparton. The remaining 60% of shares have lost their means to ensure some proportional representation on this board. This change makes Sparton's board and management less accountable not more. We believe Sparton's decision to hold the polls open for an improper purpose during a three-week adjournment of the Special Meeting was illegal under Ohio law, Sparton's state of incorporation, and is a fact pattern more egregious (e.g. 93% of the shares present, proposal concerned disenfranchising shareholder's voting rights) than the leading case on this issue, State of Wisconsin Investment Board v. Peerless Systems Corp., et al.

Now lets consider the "reported" vote on October 15 itself:

  If the votes were not counted in error, Proposal 1 barely passed on October 15th- Cumulative voting is considered so important to protect minority shareholders that a super-majority of 66 2/3rds of all OUTSTANDING shares is required to remove it. Sparton announced in its press release that "in excess of 95% of shares outstanding were represented" on October 15th. Sparton also announced that "over 70% of the shares voting" favored the proposals. Thus the resulting 70% of 95% equals only 66.5%, just shy of the required vote. Supporting this calculation, a shareholder attending the October 15th reopening of the Special Meeting reported to us that Sparton announced 5,607,704 shares or 67.15% of Sparton's total outstanding shares voted in favor of the proposal to remove cumulative voting. If this number is correct, the proposal purportedly passed by only around 40,000 shares (less than 0.5%) of Sparton's 8,351,538 total outstanding shares.

  Absent the adjournment, Proposal 1 would not have passed- Rather than accept the legitimate results of the September 24th meeting, Sparton used all the power of the corporation to improperly manipulate the voting process and the election. We understand that during the three-week adjournment, Sparton conducted a purported "roadshow", designed, we believe, to improperly influence shareholders who had already voted their shares against the proposals to change their votes. At the October 15th reopening of the Special Meeting, the attending shareholder reported to us that the company announced 7,958,235 shares (95.29% of total outstanding) were represented, a percentage similar to what the Company reported in its press release. Thus, by means of the three-week adjournment, Sparton was able to bring in an additional 200,858 shares (2.41%) to vote, presumably mostly in favor of your proposal, and surely much more than the thin margin of victory cited above. Furthermore, any switched shares would be new votes in favor of Sparton's proposal in addition to the incremental shares Sparton brought in through the three-week adjournment.

  The inspector of elections was not independent- Illinois Stock Transfer Company, the inspector of elections appointed by Sparton, is also Sparton's transfer agent. As its agent, it is an extension of the company by definition. They regularly receive fees from Sparton as its transfer agent and thus are not an independent party. Would their inspection results hold up under scrutiny? Sparton continues to deny us the right to inspect any voting results. This increases our belief that there are likely a few "hanging chad" ballots that ought to be scrutinized. We again note the narrow margin of "passage" of the proposal and the number of additional shares brought in during the adjournment.

  There are unanswered voting discrepancies- It is our understanding that the number of votes ADP reported to Sparton "Against" the adoption of Proposal 1 exceeded the number of votes Sparton reported as "Against" the proposal. Furthermore, if the number of votes reported by ADP and Sparton at the October 15th meeting are correct, it would seem to indicate that every "registered" share not only voted, but voted with management. This would seem highly unusual. As board members, you have a duty to investigate the integrity and accuracy of this vote.

Lawndale is a long term investor and strongly believes in having constructive relationships with boards of directors. We will continue our efforts to improve the independence, composition, and functionality of Sparton's board. While we have witnessed some changes in Sparton's governance policies in response to our criticism, we believe that they are largely cosmetic in light of the Company's recent efforts to disenfranchise minority shareowners. Through the increased transparency of the public microscope that will continue to stay upon you, we hope that these practices can be transformed to meet the stated goals of Sparton's policies, including your Corporate Governance Guidelines which state that "officers and directors shall be" "Dedicated to honest and open communications with all who are involved in Sparton's business." We are confident that as Sparton's governance policies and practices do change, the company's business results will also improve, creating shareholder value for all.

Sincerely,

Andrew Shapiro

President

Lawndale Capital Management, LLC

591 Redwood Highway #2345

Mill Valley, CA 94941

Phone- 415-389-8258

Fax- 415-389-0180

E-mail- lawndale@compuserve.com